EXHIBIT 99.10

INFORMATION CIRCULAR

for the

ANNUAL GENERAL MEETING

of

PRETIUM RESOURCES INC.

to be held on

THURSDAY, MAY 12, 2011

INFORMATION CIRCULAR

PRETIUM RESOURCES INC.

1600 - 570 Granville Street

Vancouver, British Columbia V6C 3P1

(all information as at April 8, 2011 unless otherwise noted)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Pretium Resources Inc. (the “Company”, “we” or “us”) for use at the Annual General Meeting of the Company’s shareholders (the “Meeting”) to be held on Thursday, May 12, 2011 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company. All costs of this solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting

Voting at the Meeting will be by a show of hands, each registered shareholder and each Proxyholder (representing a registered or non-registered shareholder) having one vote, unless a poll is required or requested, whereupon each such shareholder and Proxyholder is entitled to one vote for each share held or represented, respectively. To approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”) unless the motion requires a “special resolution” in which case a majority of 662/3% of the votes cast will be required.

Appointment of Proxyholders

The persons named in the accompanying Proxy as Proxyholders are our directors or officers. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act on the shareholder’s behalf at the Meeting other than the persons named in the Proxy as Proxyholders. To exercise this right, the shareholder must insert the name of the shareholder’s nominee in the space provided or complete another Proxy.

A shareholder completing the enclosed Proxy may indicate the manner in which the persons named in the Proxy are to vote with respect to any matter by marking an “X” in the appropriate space. On any poll required (for the reason described above) or requested, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy, provided such directions are certain.

If a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. In such instance, the Proxyholder, if nominated by management, intends to vote the shares represented by the Proxy in favour of the motion.

The enclosed Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Information Circular, our management of is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the shareholder or the shareholder's attorney authorised in writing. In the case of a corporation, the Proxy must be dated and duly executed under its corporate seal or signed by a duly authorised officer or attorney for the corporation.

The completed Proxy, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, must be deposited with our transfer agent in accordance with the instructions and before the time set out in the Proxy. Proxies received after such time may be accepted or rejected by the Chair of the Meeting in the Chair’s discretion. Non-registered shareholders that are OBOs (as defined below under “Non-registered Shareholders”) must deliver their completed Proxies in accordance with the instructions given by their financial institution or other intermediary that forwarded the Proxy to them.

Registered Shareholders

Only shareholders registered as shareholders in our shareholder registry maintained by our registrar and transfer agent or duly appointed Proxyholders (except as discussed below under “Non-registered Shareholders”) will be recognised to make motions or vote at the Meeting.

Non-registered Shareholders

Many Shareholders are “non-registered” shareholders because the shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered Shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's, TFSA's and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

There are two kinds of Non-Registered Holders – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”), issuers can request and obtain a list of their NOBOs from intermediaries via their transfer agents and use the NOBO list for distribution of proxy-related materials directly (not via Broadridge) to NOBOs.

We have decided to take advantage of those provisions of NI 54-101 that permit us to directly deliver proxy-related materials to our NOBOs who have not waived the right to receive them. As a result NOBOs can expect to receive a Voting Instruction Form (“VIF”), together with the Notice of Meeting, this Information Circular and related documents from our transfer agent, Computershare Investor Services Inc. (“Computershare”). These VIF's are to be completed and returned to Computershare in the envelope provided, or by facsimile, or voted using the telephone or internet alternatives included on the VIF. In this regard, Computershare is required to follow the voting instructions properly received from NOBOs. Computershare will tabulate the results of the VIF's received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIF's they receive. NOBOs should carefully follow the instructions of Computershare, including those regarding when and where to complete the VIF’s that are to be returned to Computershare. Should a NOBO wish to vote at the Meeting in person, the NOBO must insert the names of the NOBO in the space provided, and attend the Meeting and vote in person.

NOBOs that wish to change their vote must in sufficient time in advance of the Meeting contact Computershare to arrange to change their vote.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

In accordance with the requirements of NI 54-101, we have distributed copies of the Notice of Meeting, this Information Circular, the form of proxy and related documents (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to OBOs. Intermediaries are required to forward the Meeting Materials to OBOs unless in the case of certain proxy-related materials the OBO has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to OBOs. With those Meeting Materials, Intermediaries or their service companies should provide OBOs of Common Shares with a “request for voting instruction form” which, when properly completed and signed by such OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The purpose of this procedure is to permit OBOs of Common Shares to direct the voting of the Common Shares that they beneficially own. Should an OBO of Common Shares wish to vote at the Meeting in person, the OBO should follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary and request a form of legal proxy which will grant the OBO the right to attend the Meeting and vote in person. OBOs should carefully follow the instructions of their Intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.

Only registered Shareholders have the right to revoke a proxy. OBOs of Common Shares who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set out above.

Shareholders with questions respecting the voting of shares held through a stockbroker or other financial intermediary should contact that stockbroker or other intermediary for assistance.

REVOCATION OF PROXIES

Shareholders have the power to revoke Proxies previously given by them. Revocation can be effected by an instrument in writing (which includes a Proxy bearing a later date) signed by a shareholder or the shareholder's attorney authorised in writing and in the case of a corporation, duly executed under its corporate seal or signed by a duly authorised officer or attorney for the corporation, and either delivered to our registered office at 2900 – 550 Burrard Street, Vancouver, BC, Canada V6C O3A or to Computershare Investor Services Inc., at 9th Floor, 100 University Avenue, Toronto, Canada M5J 2Y1, or by fax at 1-866-249-7775 in Canada and the United States and 416-263-9524 outside of Canada and the US, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chair of the Meeting on the day of the Meeting.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, our management knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Our authorised capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares which may be issued in series with such rights and restrictions as are determined by the directors at the time of issue. As at the date hereof, we have issued and outstanding 85,470,086 fully paid and non- assessable common shares, each share carrying the right to one vote. We have no other classes of voting securities and do not have any outstanding preferred shares.

Any shareholder of record at the close of business on April 8, 2011 is entitled to vote in person or by proxy at the Meeting.

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

To the best of the knowledge of our directors and senior officers, the only person who, or corporation which, beneficially owns, or controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to all of our outstanding shares is:

Shareholder Name	Number of Shares	Percentage of Issued Shares
Silver Standard Resources Inc.	24,663,333	28.86%

NUMBER OF DIRECTORS

We have proposed to fix the number of directors for the following year at six. The management proxyholders named in the accompanying form of proxy as proxyholders intend to vote for fixing the number of directors at six, unless instructed otherwise.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until our next annual general meeting or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our Articles or with the provisions of the Business Corporations Act (British Columbia) (“Business Corporations Act”).

At the Meeting, we will ask shareholders to vote for the election of the six nominees proposed by us as directors. Each holder of Common Shares will be entitled to cast their votes for or withhold their votes from the election of each director. The management proxyholders named in the accompanying form of proxy as proxyholders intend to vote for the election of all nominees whose names are set forth in this Information Circular, unless instructed otherwise.

Majority Voting for Directors

As part of its ongoing review of corporate governance practices, in April 2011, the Board of Directors adopted a policy that requires, in an uncontested election of directors, any nominee for election as a director who receives a greater number of votes “withheld” than votes “for” to tender his or her resignation to the Lead Director of our Board promptly following the shareholder's meeting. The Compensation and Corporate Governance Committee will consider the offer of resignation and make a recommendation to the Board of Directors on whether to accept it. In considering whether or not to recommend acceptance of the resignation, the Compensation and Corporate Governance Committee will consider all factors deemed relevant by members of such Committee. The Compensation and Corporate Governance Committee will be expected to recommend acceptance of the resignation except in situations where the consideration would warrant the applicable director continuing to serve on the Board of Directors. The Board of Directors will make its final decision and announce it in a news release within 90 days following the shareholders' meeting. A director who tenders his resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Compensation and Corporate Governance Committee at which the resignation is considered.

Nominees

The following charts provide information on the six nominees proposed for election as directors, the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director. Included in these charts is information relating to the nominees' membership on committees of the Board, other public Board memberships held in the past five years, and Board and committee meeting attendance in the period from incorporation on October 22, 2010 to December 31, 2010. In that period, the Board held two regularly scheduled and special meetings. Special meetings are called on shorter notice than regularly scheduled meetings, which are scheduled over the year or more in advance. In addition to the attendance listed below, directors from time to time attend other committee meetings by invitation. All nominees attended 100% of applicable Board meetings. The Audit Committee and Compensation and Corporate Governance Committee were formed on December 21, 2010, the date of the closing of our initial public offering. No committee meetings were held between December 21, 2010 and December 31, 2010.

The charts also show present principal occupation and principal occupations held in the last five years, if different. In addition, the charts show the nominees' current equity ownership consisting of common shares beneficially owned, directly or indirectly, or controlled or directed, options (each equivalent in value to a common share) credited to each nominee as at December 31, 2010. The total equity value of common shares held as at December 31, 2010 is presented in Canadian dollars.

Robert A. Quartermain Vancouver, British Columbia, Canada	Age: 56 Non-Independent Director since October 22, 2010
Robert Quartermain is our President and Chief Executive Officer. Mr. Quartermain was the President and Chief Executive Officer of Silver Standard from January 1985 to January 2010. Mr. Quartermain has a Bachelor of Science degree in geology from the University of New Brunswick, a Master of Science degree in mineral exploration from Queen‟s University and was awarded an honorary Doctor of Science degree from the University of New Brunswick in May 2009. Mr. Quartermain is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

Area of Expertise
Geology, Finance, Mineral Reserves and Resources, Corporate Governance, Human Resources and Compensation, Public Reporting, Government Relations and Shareholder Communications
Board/Committee Membership			Attendance
Board			2 of 2 100%
Options and Common Shares (as at December 31)
Year	Options	Common Shares	Total Value of Common Shares
2010	1,700,000	[2,750,253]	$17,574,117 (1)

 (1)    Calculated using the market price of our shares on the TSX on December 31, 2010 ($6.39).

C. Noel Dunn New York, New York, USA	Age: 51 Independent Director since October 22, 2010
Noel Dunn is our Lead Director and Chair of our Compensation and Corporate Governance Committee. Mr. Dunn has spent most of his career working in investment banking, primarily with Goldman Sachs managing a capital underwriting business in London, and in later years, with Bear Stearns and JP Morgan as a leader of their respective investment banking practices in mining and metals. He formed his own private equity partnership in 2009, backed by a European family office, which is focused on investing in real estate, natural resources and other physical assets.

Area of Expertise
Accounting, Audit and Finance, Mergers and Acquisitions, Human Resources and Compensation, Corporate Governance, Shareholder Communications, Finance and Public Reporting
Board/Committee Membership			Attendance
Board Audit Compensation and Corporate Governance			2 of 2 N/A (1) N/A (1)	100% N/A N/A
Options and Common Shares (as at December 31)
Year	Options	Common Shares	Total Value of Common Shares
2010	200,000	-	-

(1)
The Audit Committee and Compensation and Corporate Governance Committee were formed on December 21, 2010, the date of the closing of our initial public offering. No committee meetings were held between December 21, 2010 and December 31, 2010.

Ross A. Mitchell Vancouver, British Columbia, Canada	Age: 62 Independent Director since October 22, 2010
Ross Mitchell is the Chair of our Audit Committee. Mr. Mitchell was Vice President, Finance of Westmin Resources Limited from 1989 to 1995. In 1996, he became Vice President, Finance of Silver Standard and held this position until his retirement in 2007. He formed his own holding company in 2008 which invests in various publicly traded companies and real estate. Mr. Mitchell earned a Bachelor of Commerce Degree from the University of British Columbia in 1971 and earned his Chartered Accountant designation from the Institute of Chartered Accountants of British Columbia in 1973.

Area of Expertise
Accounting, Audit and Finance, International and Business Tax, Human Resources and Compensation, Corporate Governance, Information Systems and Public Reporting
Board/Committee Membership			Attendance
Board Audit Compensation and Corporate Governance			2 of 2 N/A (1) N/A (1)	100% N/A N/A
Options and Common Shares (as at December 31)
Year	Options	Common Shares	Total Value of Common Shares
2010	175,000	20,000	$127,800(1)

(1)
The Audit Committee and Compensation and Corporate Governance Committee were formed on December 21, 2010, the date of the closing of our initial public offering. No committee meetings were held between December 21, 2010 and December 31, 2010.

(2)	Calculated using the market price of our shares on the TSX on December 31, 2010 ($6.39).

Joseph J. Ovsenek Vancouver, British Columbia, Canada	Age: 52 Non-Independent Director (1) since December 21, 2010
Joseph Ovsenek is our Vice President and Chief Development Officer. Prior to joining us in January 2011, Mr. Ovsenek served as Senior Vice President, Corporate Development of Silver Standard from September 1, 2009 and Senior Vice President, Corporate of Silver Standard from February 2003. Mr. Ovsenek graduated from the University of British Columbia with a Bachelor of Applied Science degree in Mechanical Engineering in 1983 and from the University of Toronto with a Bachelor of Laws degree in 1989. Mr. Ovsenek is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

Area of Expertise
Finance, Corporate Governance, Mergers and Acquisitions, Human Resources and Compensation, Information Systems, Public Reporting, Government Relations and Shareholder Communications
Board/Committee Membership			Attendance
Board			N/A(1) N/A(1)
Options and Common Shares (as at December 31)
Year	Options	Common Shares	Total Value of Common Shares
2010	150,000	102,875	$657,371 (2)

(1)
Mr. Ovsenek joined the Board on December 21, 2010 as an independent director. On January 28, 2011, Mr. Ovsenek was appointed our Vice President and Chief Development Officer and, accordingly, is no longer independent. No Board meetings were held between December 21, 2010 and December 31, 2010.

(2)	Calculated using the market price of our shares on the TSX on December 31, 2010 ($6.39).

John Smith Vancouver, British Columbia, Canada	Age: 54 Independent Director since December 21, 2010
John Smith is the President and Chief Executive Officer of Silver Standard. Prior to joining Silver Standard as President and Chief Executive Officer in August 2010, Mr. Smith spent 18 years with BHP Billiton, most recently as Vice President, Resourcing and Development, based in Melbourne, Australia. He has a BA, Commerce degree from Robert Gordon University in Aberdeen, Scotland, and an MBA with Distinction from Aberdeen University.

Area of Expertise
Construction – mining, Operations and Development – mining, Mergers and Acquisitions, Commercial Negotiations, Finance, Experience in Oil and Gas, Bulk Commodities (metallurgical and energy coal, iron ore and manganese)

Board/Committee Membership			Attendance
Board Compensation and Corporate Governance			N/A(1) N/A(1)	N/A N/A
Options and Common Shares (as at December 31)
Year	Options	Common Shares	Total Value of Common Shares
2010	150,000	25,000	$159,750(2)

(1)	No Board or committee meetings were held between December 21, 2010 and December 31, 2010.
(2)	Calculated using the market price of our shares on the TSX on December 31, 2010 ($6.39).

Tom S.Q. Yip Vancouver, British Columbia, Canada	Age: 53 Independent Director since February 15, 2011
Tom Yip is Vice President, Finance and Chief Financial Officer of Silver Standard. Prior to joining Silver Standard in July 2007, Mr. Yip held the position of Vice-President and Chief Financial Officer at Asarco, LLC from May 2006 to June 2007. Mr. Yip is a chartered accountant and holds a Bachelor of Commerce Degree in Business Administration from the University of Alberta.

Area of Expertise
Accounting, Audit and Finance, International and Business Tax, Human Resources and Compensation, Corporate Governance, Information Systems and Public Reporting
Board/Committee Membership		Attendance
Board Audit		N/A(1) N/A(1)	N/A(1) N/A(1)
Options and Common Shares (as at December 31)
Year	Options	Common Shares	Total Value of Common Shares
2010 (2)	-	25,000	$159,750

(1)	Mr. Yip was appointed to our Board of Directors subsequent to December 31, 2010
(2)	Calculated using the market price of our shares on the TSX on December 31, 2010 ($6.39).

To the best of management's knowledge other than described herein, no proposed director is, or has been within the last ten years, a director or executive officer of any company that:

(a)
while that person was acting in that capacity was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive; or

(b)
after the director or executive officer ceased to be a director or executive officer, was the subject of a cease trade or similar order or an order which resulted from an event that happened while the director acted inthat capacity that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)
while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Christopher Noel Dunn was a director of a private venture capital company in the United Kingdom, Unica Communications Inc., which was unable to raise additional capital in late 2000. An administrator was appointed for the company on a voluntary basis on February 9, 2001, at which time all of the directors resigned. The company was subsequently wound up by the administrator and the assets were sold.

To the best of management's knowledge, no proposed director has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

None of our directors has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

EXECUTIVE COMPENSATION

Named Executive Officers

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”):

(a)	our chief executive officer (“CEO”);

(b)	our chief financial officer (“CFO”);

(c)
each of the three most highly compensated executive officers, or the three most highly compensated  individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)
each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither one of our executive officers nor acting in a similar capacity at the end of that financial year.

As at December 31, 2010, the end of our most recently completed financial year, we had two Named Executive Officers, whose names and positions held with us are set out in the summary compensation table below.

Compensation Discussion & Analysis Compensation Philosophy and Principles

We recognize that people are our primary asset and our principal source of competitive advantage. Our success depends upon attracting and retaining a group of highly qualified and motivated executives dedicated to our success and strong long-term performance. As the mining industry is in a very competitive labour market and this situation may continue for the foreseeable future, achieving the appropriate compensation arrangements is critical for our success.

As we completed our initial public offering on December 21, 2010, our compensation arrangements continue to evolve; however, our underlying philosophy is to align the interest of our executives with those of our shareholders while ensuring that we attract and retain highly qualified individuals who are able to carry out our business objectives.

There are four basic components to our executive compensation arrangements: base salary; short term incentive award; long-term incentive compensation; and non-cash compensation.

Base Salary – Annual base salary is considered in the context of the total compensation package. We must be competitive within the market place where we compete for talent. Salary reviews will occur on an annual basis and base salary may be adjusted based on an individual's evaluated performance as assessed by the Compensation and Corporate Governance Committee in discussion with the President and CEO. As competition for skilled executive officers is intense, we expect that base salaries for additional executive officers will be determined by the market place.

Short-term Incentive – The objective of our short term incentive program is to motivate our executives to achieve, and reward their achievement of, our annual goals and objectives. The program relies on the assessment of an individual's performance by the President and CEO in light of the individual's responsibilities. Short term assessment awards will be determined by discussion amongst the Compensation and Corporate Governance Committee in consultation with our President and CEO without formal objectives, criteria or analysis.

Long-Term Incentive (LTI) – Our long term incentive awards program consists of stock options to purchase common shares. Stock options are used to retain our Named Executive Officers while aligning their interests with those of our shareholders by providing an incentive to grow our company and increase the wealth of our shareholders, through an increase in our share price. Our Compensation and Corporate Governance Committee has established a vesting schedule and option term focused on the retention of our Named Executive Officers and other employees. Under this retention program, 25% of granted options vest every six months commencing on the date of grant, with options granted for a five year term, subject to certain conditions.

Non-cash Compensation – In addition to the programs outlined above, our executives will be eligible to participate in our provided health and welfare benefits, paid vacation and other perquisites. We will review these benefits for competitiveness as we continue to grow.

Named Executive Officer Compensation

Compensation for Robert A. Quartermain, our President and CEO, was negotiated between the Board and Mr. Quartermain and was based on discussion amongst the Board members with advice from legal counsel, based on industry standards at the time the Employment Agreement was entered into with Mr. Quartermain. Mr. Quartermain's compensation is comprised of a base salary, a short term incentive award, a long-term incentive award and non-cash compensation. Compensation for Peter de Visser, our CFO, was determined through negotiation between Mr. Quartermain and Mr. de Visser and is comprised of a fee paid to Mr. de Visser's management corporation, De Visser Management Ltd. and a long-term incentive award. Mr. de Visser's compensation was reviewed and subject to discussion by the Board, with advice from legal counsel, prior to its approval. Mr. Quartermain's and Mr. de Visser's compensation was negotiated and agreed to prior to our initial public offering and the formation of the Compensation and Corporate Governance Committee.

No short term incentive awards were paid for 2010. For 2011, short term incentive awards will be determined by discussion amongst the Compensation and Corporate Governance Committee and in consultation with our President and CEO without formal objectives, criteria or analysis.

In 2010, stock options were granted to our Named Executive Officers. The number of options granted to each Named Executive Officer was reviewed by the Compensation and Corporate Governance Committee and approved by the Board, in consultation with our CEO through discussion, without formal objectives, criteria or analysis.

Option-Based Awards

The granting of stock options to date has been based on discussion by our Compensation and Corporate Governance Committee in consultation with our CEO, taking into account market conditions for personnel. Amendments to our stock option plan will be proposed by our Compensation and Corporate Governance Committee in consultation with our executive officers. Our Compensation and Corporate Governance Committee will then submit the proposed amendments to our Board of Directors for approval. As our first grant of stock option occurred on December 21, 2010, there were no prior grants of options to take into account when considering option grants.

Summary Compensation Table

The following table is a summary of compensation paid to our Named Executive Officers for our most recently completed financial year.
Name and principal position	Year	Salary ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		All other compensation(2) ($)	Total compensation ($)
				Annual incentive plans	Long- term incentive plans
Robert A. Quartermain President and CEO	2010	13,746	12,714,131(1)(2)	-	-	-	12,727,877
Peter J.A. de Visser CFO	2010	18,100	163,955 (1)	-	-	-	182,055

(1)
Option-based compensation is valued using the Black-Scholes option pricing model with a grant date of December 21, 2010 and a grant price of C$6.00/share, an expected volatility of 65.7%, an average risk-free interest rate of 2.38% and an expected life of the option of 5 years. We selected the Black-Scholes model because it is widely used in estimating option based compensation values by Canadian public companies. Awards vest one-quarter every six months commencing on the date of grant of the award and have a five year term.

(2)
Of the $12,714,131 attributed to Mr. Quartermain, $11,320,513 related to the conversion of a $1,500,000 preferred share our capital to 2,136,752 common shares representing 2.5% of our issued and outstanding shares at the date of closing our initial public offering.

Incentive Plan Awards

Outstanding Share-Based Awards and Option Based Awards

The following table sets out all option-based awards outstanding for each Named Executive Officer at December 31, 2010. Our Named Executive Officers do not have any outstanding share-based awards.

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in- the-money options(1) ($)
Robert A. Quartermain	1,700,000	6.00	Dec. 21, 2015	663,000(2)
Peter J.A. de Visser	200,000	6.00	Dec. 21, 2015	78,000 (2)

(1)	Calculated based on the difference between the market price of our shares on the TSX on December 31, 2010 ($6.39) and the exercise price of the option.
(2)	Options awarded during the year ended December 31, 2010 vest one-quarter every six months commencing on December 21, 2010 and have a five year term.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards vested or earned during the year ended December 31, 2010.
Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Robert A. Quartermain	21,250(1)	N/A	N/A
Peter J.A. de Visser	2,500(1)	N/A	N/A

(1)	Calculated based on the difference between the market price of our shares on the TSX on December 21, 2010 ($6.05) and the exercise price of the option ($6.00).

Termination and Change of Control Benefits

We have entered into an Employment Agreement with Robert A. Quartermain. The Employment Agreement is for an indefinite term and contains provisions regarding base salary, annual performance bonus, paid vacation time, eligibility for benefits and security based compensation. Mr. Quartermain‟s annual salary is $400,000 and his bonus is tied to our market capitalization such that he will receive 0.25% of the annual increase (if any) in our market capitalization, provided that such increase is 10% or more in the year. Under the terms of Mr. Quartermain‟s Employment Agreement, upon termination without cause, Mr. Quartermain would be entitled to receive twenty-four months of his base salary, twice his annual performance bonus calculated in accordance with the Employment Agreement as at the date of termination, and all un-vested stock options granted to Mr. Quartermain pursuant to the Stock Option Plan would immediately vest. Any such compensation payable to Mr. Quartermain is required to be paid to him within five days of the termination of his employment. The terms of the Employment Agreement relating to payment in connection with termination without cause were determined through negotiation between Mr. Quartermain and the Compensation and Corporate Governance Committee, with advice from legal counsel, based on industry standards at the time the Employment Agreement was entered into with Mr. Quartermain. The Employment Agreement also contains confidentiality provisions of indefinite application.

Mr. Quartermain is not entitled to compensation on resignation, retirement or termination for cause. In addition, Mr. Quartermain has agreed to give us at least three months‟ notice in writing and to provide transition assistance as may be required if he wants to terminate his employment.

The table below sets out the estimated incremental payments, payables and benefits due to Mr. Quartermain on termination without cause assuming termination on December 31, 2010.

	Base Salary(1)	Bonus(2)	Option-Based Awards(3)	All Other Compensation	Total
Name	($)	($)	($)	($)	($)
Robert A. Quartermain	800,000	0	663,000	0	1,463,000

(1)	24 months' base salary.
(2)
0.25% of the annual increase (if any) in our market capitalization, provided that such increase is 10% or more in the year. Calculated based on the difference between the volume weighted average price of our shares on the TSX for the ten days trading days up to and including December 31, 2010 ($6.06) and the initial public offering price of our shares ($6.00).

(3)
Assumes no exchange of options held by Mr. Quartermain for acquiring company's stock options and the vesting of all outstanding options. Calculated based on the difference between the market price of our shares on the TSX on December 31, 2010 ($6.39) and the exercise price of the option (C$6.00).

Director Compensation

2010 Director Compensation Table

The following table sets out all amounts of compensation provided to our directors, other than Robert A. Quartermain our President and Chief Executive Officer, for the year ended December 31, 2010.

Name	Fees earned (1) ($)	Option-based awards (2) ($)	All other compensation ($)	Total ($)
C. Noel Dunn	9,143	171,405	-	180,548
Ross A. Mitchell	6,256	149,979	-	156,235
Joseph J. Ovsenek(3)	Nil	128,554	-	128,554
John Smith	Nil	128,554	-	128,554

(1)
Annual fees are pro-rated for the period from October 22, 2010, the date of our incorporation and the date Mr. Dunn and Mr. Mitchell joined our Board of Directors, to December 31, 2010. As representatives of Silver Standard, no directors' fees were paid to Mr. Ovsenek or Mr. Smith.

(2)
Option-based compensation is valued using the Black-Scholes option pricing model with a grant date of December 21, 2010 and a grant price of C$6.00/share, an expected volatility of 65.7%, an average risk-free interest rate of 2.38% and an expected life of the option of 5 years. We selected the Black-Scholes model because it is widely used in estimating option based compensation values by Canadian public companies. Awards vest one-quarter every six months commencing on the date of grant of the award and have a five year term.

(3)
Mr. Ovsenek joined the Board on December 21, 2010 as an independent director. On January 28, 2011, Mr. Ovsenek was appointed our Vice President and Chief Development Officer and, accordingly, is no longer independent.

The following table provides a breakdown of fees earned by our directors, other than Robert A. Quartermain our President and Chief Executive Officer, for the year ended December 31, 2010.

Name	Retainer Fee ($)	Committee Retainer Fee ($)	Committee Chair Retainer Fee ($)	Lead Director/Board Chair Fee ($)	Total Fees Earned ($)
C. Noel Dunn	4,812	-	481	3,850	9,143
Ross A. Mitchell	4,812	-	1,444	-	6,256
Joseph J. Ovsenek(1)(2)	-	-	-	-	-
John Smith(2)	-	-	-	-	-

(1)
Mr. Ovsenek joined the Board on December 21, 2010 as an independent director. On January 28, 2011, Mr. Ovsenek was appointed our Vice President and Chief Development Officer and, accordingly, is no longer independent.

(2)	As representatives of Silver Standard, no directors' fees were paid to Mr. Ovsenek or Mr. Smith.

The Compensation and Corporate Governance Committee will review Board compensation on an annual basis and recommend revisions to the annual retainers paid to the Board of Directors when warranted in the circumstances. In addition, the Board of Directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

Outstanding Option Based Awards

The following table sets out all option-based awards outstanding for each of our directors, other than Robert A. Quartermain our President and CEO (who in 2010 received no additional compensation for his service as a director), at December 31, 2010.

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options(1)(2) ($)
C. Noel Dunn	200,000	6.00	December 21, 2015	78,000
Ross A. Mitchell	175,000	6.00	December 21, 2015	68,250
Joseph J. Ovsenek	150,000	6.00	December 21, 2015	58,500
John Smith	150,000	6.00	December 21, 2015	58,500

(1)	Calculated based on the difference of the market price of our shares on the TSX on December 31, 2010 ($6.39) and the exercise price of the option.
(2)	Options awarded during the year ended December 31, 2010 vest one-quarter every six months commencing on December 21, 2010 and have a five year term.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards for each of our directors, other than Robert A. Quartermain our President and CEO (who received no additional compensation for his services as a director), vested or earned during the year ended December 31, 2010.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
C. Noel Dunn	2,500	N/A	N/A
Ross A. Mitchell	2,187.50	N/A	N/A
Joseph J. Ovsenek	1,875	N/A	N/A
John Smith	1,875	N/A	N/A

(1)
Options awarded during the year ended December 31, 2010 vest one-quarter every six months commencing on December 21, 2010 and have a five year term. Calculated based on the difference between the market price of our shares on the TSX on December 21, 2010 ($6.05) and the exercise price of the option ($6.00).

SECURITIES AUTHORISED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of our most recently completed financial year with respect to compensation plans under which our equity securities are authorised for issuance.

Plan Category	No. of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in (a)) (c)
Equity compensation plans approved by securityholders	2,725,000	$6.00	5,159,458
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	2,725,000	$6.00	5,159,458

Our Stock Option Plan was adopted by our Board of Directors on December 9, 2010 prior to our initial public offering in 2010. In accordance with the rules of the TSX, our Stock Option Plan will be submitted for approval by security holders at the 2013 annual meeting. The purpose of our Stock Option Plan is to attract and retain superior directors, officers, advisors, employees and other persons or companies engaged to provide us with ongoing services, to provide an incentive for such persons to put forth maximum effort for our continued success and growth, and to closely align the personal interests of our directors, officers, advisors, employees and other persons or companies with those of our shareholders by providing them with the opportunity, through the grant of options, to acquire our common shares.

Options may be granted to any of our directors, senior officers, employees, or permitted consultants or any of our subsidiaries. The maximum number of our shares that may be reserved for issuance pursuant to options granted under the Stock Option Plan shall not exceed 10% of our issued and outstanding shares on a non-diluted basis at any time. The total number of shares that may be reserved for issuance to any one person pursuant to options granted under the Stock Option Plan in any one year shall not exceed 5% of our shares issued and outstanding on a non- diluted basis on the date of the grant of the options. The maximum number of shares which may be issued to our insiders within any one-year period pursuant to options granted under the Stock Option Plan shall not exceed 10% of our shares outstanding on a non-diluted basis at the end of such period. No more than 2% of the total number of our issued and outstanding shares may be issuable to any individual insider or consultant, within a one-year period pursuant to options granted under the Stock Option Plan and no more than 1% of the total number of issued and outstanding shares may be issuable to the non-employee directors, as a group, within a one-year period pursuant to options granted under the Stock Option Plan.

The Board shall determine the number of options to be granted, the option price applicable to each option and vesting conditions, if any, and any other terms and conditions at the time of each grant of options. The option period of an option commences on the date of grant and expires on the fifth anniversary of such date.

Vested options may be exercised at any time during the applicable option period. Options are non-transferable and non-assignable. Optionees who are terminated without cause following a change of control, as defined in the Stock Option Plan, shall have 90 days from the date of such termination to exercise any vested exercisable options granted under the Stock Option Plan. Optionees will have 60 days from the date on which their employment is terminated due to retirement, disability or redundancy, as defined in the Stock Option Plan, to exercise any option granted to the extent that such option was exercisable and had vested on the date of such termination. In the event of the death or disability of an optionee, any vested option held as at the date of death is exercisable at any time up 365 days after the date of death or disability. No option shall be exercisable following the expiration of the applicable original option period, however, if an option expires during a period in which we have imposed a trading black-out period to restrict trades in our securities, the option will expire ten business days after we have lifted the black-out period. Options held by an individual who ceases to be employed for cause will lapse and become null and void immediately upon such termination.

If we amalgamate, consolidate or combine with or merge with or into another body corporate, whether by way of amalgamation, statutory arrangement or otherwise (a “Business Combination”), any share received on the exercise of an option shall be converted into the securities, property or cash which the optionee would have received upon such Business Combination if the optionee had exercised his or her option immediately prior to the effective date of such Business Combination and the option price shall be adjusted as may be deemed necessary or fair and equitable by the Board. If (a) because of a proposed Business Combination (such as an amalgamation, consolidation or combination with or merger with or into another body corporate, whether by way of amalgamation, statutory arrangement or otherwise) the exchange or replacement of the shares or those in another company is imminent, or (b) a take-over bid to purchase all of our shares is made by a third party, the Board may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Stock Option Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the optionees and of the time for the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements).

Our Board of Directors may, from time to time, subject to approval, if required, of the TSX or any other applicable regulatory body, suspend or terminate the Stock Option Plan. In certain circumstances, the Board may, subject to regulatory approval, amend or revise the terms of the Stock Option Plan or any option without obtaining shareholder approval, provided that, in the case of any option, no such amendment or revision may, without the consent of the optionee, materially decrease the rights or benefits accruing to such optionee or materially increase the obligations of such optionee, as follows: a) amendments of a “housekeeping” nature including, but not limited to, of a clerical, grammatical or typographical nature; b) to correct any defect, supply any information or reconcile any inconsistency in the Stock Option Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Stock Option Plan; c) a change to the vesting provisions of any option or the Stock Option Plan; d) amendments to reflect any changes in requirements of any regulator or stock exchange to which we are subject; e) a change to the termination provisions of an option which does not result in an extension beyond the original option period; f) in the case of any option, the substitution of another award of the same or different type; g) in the case of any option, such amendments or revisions to the adjustment provisions of the Stock Option Plan; h) amendments to the definition of change of control; i) the addition of a cashless exercise feature, payable in cash or our securities; and j) a change to the class of eligible persons that may participate under the Stock Option Plan. In all other circumstances, we will require shareholder approval to amend the Stock Option Plan.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein or in our Annual Information Form or our Prospectus dated April 4, 2011, since the commencement of the Company's most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors. For the purpose of this paragraph, “Person” shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company's last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person or company included in subparagraphs (a) or (b).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

CORPORATE GOVERNANCE DISCLOSURE
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our Compensation and Corporate Governance Committee is responsible for reviewing our overall governance principles and governance issues that arose during the course of 2010. National Instrument 58-101 - Disclosure of Corporate Governance Practices requires each reporting issuer to disclose its corporate governance practices on an annual basis. The following describes our corporate governance practices.

Board of Directors

Section 1.4 of National Instrument 52-110 - Audit Committees (“NI 52-110”) sets out the standard for director independence. Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with us. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with us.

Applying the definition set out in NI 52-110, four of the five members of the Board were independent. The members who were independent in 2010 were C. Noel Dunn, Ross A. Mitchell, Joseph J. Ovsenek and John Smith, subsequent to December 31, 2010 Joseph J. Ovsenek became our Vice President and Chief Development Officer and, accordingly, is no longer independent. Robert A. Quartermain was not independent by virtue of the fact that he was our President and Chief Executive Officer. As a result, the majority of our directors were independent in 2010.

Independent directors will hold regularly scheduled, and ad hoc, meetings at which non-independent directors and members of management are not in attendance. At each regularly scheduled Board meeting, the independent directors will hold an in camera session. Robert A. Quartermain is chairman of our Board and is not independent, however, Mr. Dunn, an independent director, was appointed Lead Director on December 19, 2010. The Lead Director acts as chair of meetings of the independent members of the Board and acts as the liaison between management and the Board.

In addition to their positions on our Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Joseph J. Ovsenek	Silvermex Resources Ltd.
Robert A Quartermain	Primero Mining Corp.
John Smith	Silver Standard Resources Inc.

Interlocking Boards

None of our directors currently serve together on the Board of any other company.

Attendance of Directors at Board and Committee Meetings

Since incorporation on October 22, 2010 to December 31, 2010, the Board of Directors held a total of two meetings. The attendance record of the directors at such meetings is as follows:

Summary of Attendance of Directors at Meetings
Directors	Board Meetings (2 Meetings)	Independent Director Meetings (0 Meetings) (2)	Audit Committee Meetings (0 Meetings) (2)	Compensation and Corporate Governance Committee Meetings (0 Meetings) (2)
Robert A. Quartermain	2 of 2 100%	-	-	-
C. Noel Dunn	2 of 2 100%	N/A	N/A	N/A
Ross A. Mitchell	2 of 2 100%	N/A	N/A	N/A
Joseph J. Ovsenek	N/A(1)	N/A	N/A	-
John Smith	N/A(1)	N/A	-	N/A
Overall Attendance Rate	100%	N/A	N/A	N/A

(1)	Mr. Ovsenek and Mr. Smith were appointed to the Board of Directors on December 21, 2010. No Board meetings were held between December 21, 2010 and December 31, 2010.

(2)
The Audit Committee and Compensation and Corporate Governance Committee were formed on December 21, 2010, the date of the closing of our initial public offering. No committee meetings were held between December 21, 2010 and December 31, 2010.

Position Descriptions

The Board has developed written position descriptions for the Lead Director. The Board also requires that each chair of a Committee, among other things, ensures (i) effective functioning of the Committee, (ii) responsibilities of the Committee are well understood and (iii) that Board functions, delegated to the Committees are carried out.

Robert A. Quartermain will serve as Chairman of the Board, and will be responsible for leading the Board in the performance of its duties and discharging its responsibilities in an effective manner and setting the Board's agenda to enable it to successfully carry out its duties. The Chairman will preside at meetings of the Board and the shareholders.

The Board has developed a written position description for the CEO, which sets out his specific duties and responsibilities. Generally, the CEO, who must be appointed by the Board and is directly accountable to the Board, is responsible for management of the day-to-day operation of our business and, amongst other things, has primary accountability for our profitability and growth and responsibility for reviewing and implementing strategies, budgeting and monitoring performance against budget and identifying opportunities and risks.

Orientation and Continuing Education

All of our directors have either been with us since incorporation on October 22, 2010 or are nominees of Silver Standard, our major shareholder, and are well acquainted with our projects and business. Each of our directors was nominated to our Board for his respective area of expertise. By using a Board of Directors composed of experienced professionals with a wide range of financial, exploration and business expertise, we ensure that the Board operates effectively and efficiently.

All of the directors are actively involved in their respective areas of expertise and have full access to our management. During 2011, we plan on providing continuing education for directors on an ad hoc basis in respect of issues that are necessary for them to understand to meet their obligations as directors, information sessions on relevant corporate issues including short, medium and long term corporate objectives, business risks and mitigation strategies and a strategic planning meeting with management. In addition, directors will be provided with the opportunity to visit our projects to become familiar with our operations.

In order to assist in the flow of information to our Board, we are examining the benefits of adopting an electronic Board portal. A Board portal will also facilitate the provision of resources to the Board. If and when a new director is added to our Board, they will have the opportunity to become familiar with us by meeting with other directors and with our officers and employees, and reviewing our policies and other resources contained in the Board portal.

The Compensation and Corporate Governance Committee will review, approve and report to the Board on plans for the ongoing development of existing Board members including the provision of continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of our business remains current.

Ethical Business Conduct

The Board of Directors has adopted a Code of Conduct, which has been filed on SEDAR and is available on our website at www.pretivm.com.

Annual certification is required by each of our directors, officers and employees acknowledging his or her respective obligations under the Code of Conduct.

No material change report has been filed since October 22, 2010, or ever, that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

Under the Code, members of the Board and executive offices will be required to disclose any conflict of interest or potential conflict of interest to the entire Board, and in respect of Board members, to any committee on which they serve. Directors are to excuse themselves from participation in any decision of the Board or a committee thereof in any matter in which there is a conflict of interest or potential conflict of interest. However, if the Board determines that a potential conflict of interest cannot be cured, the individual will be asked to resign from their position with us.

The Board advocates a high standard of integrity for all of us and its members. As part of its responsibility for our stewardship, the Board seeks to foster a culture of ethical conduct by requiring us to carry out our business in line with high business and moral standards and applicable legal and financial requirements. In this regard, the Board has, among other things, established the following: a Compensation and Corporate Governance Committee and a Code of Conduct. The Board requires all directors, officers and employees to acknowledge having read and understood annually the Code of Conduct, and encourages management to consult with legal and financial advisors to confirm we are meeting its requirements. During 2010, we plan on adopting a formal whistle blower policy, which details complaint procedures for financial concerns and corporate issues.

The Compensation and Corporate Governance Committee will be responsible for assisting the Board in dealing with conflict of interest issues as contemplated by the Code, reviewing and updating the Code periodically, reviewing the system that management will establish to enforce the Code and reviewing management‟s monitoring of our compliance with the Code.

The Board is also committed to best practices in making timely and accurate disclosure of all material information and providing fair and equal access to material information. The Board will adopt a written Corporate Disclosure and Trading Policy to set guidelines for us and our directors, officers, employees and consultants in respect of satisfying the legal and ethical obligations related to the proper and effective disclosure of corporate information and the trading of securities with that information.

Nomination of Directors

The Compensation and Corporate Governance Committee has the responsibility of, among other things, recommending to the Board, on an annual basis, nominees for election as directors for the next annual meeting of shareholders and nominees for appointment to Committees of the Board and analyzing the needs of the Board when vacancies arise on the Board and recommending nominees who meet such needs. The Corporate Governance and Nominating Committee is comprised of C. Noel Dunn, Chair, Ross A. Mitchell, and John Smith. All members of the Compensation and Corporate Governance Committee are independent. In reviewing potential candidates, the Compensation and Corporate Governance Committee will review the competencies of and skills of potential candidates against those that the Committee considers the Board as a whole should possess. This assessment involves the exercise of the Compensation and Corporate Governance Committee‟s independent judgment regarding potential candidate qualifications, skills and experience, with a view to the effective functioning of the Board. Any new appointees or nominees to the Board have a favourable track record in general business management, special expertise in areas of strategic interest to us, the ability to devote the time required and a willingness to serve as a director. The Committee may retain external consultants or advisors to conduct searches for appropriate potential director candidates if necessary. On this basis, the Committee makes recommendations to the Board regarding potential director candidates.

We have implemented a majority voting policy for directors. Information on the majority voting for directors is set out in this Information Circular under the heading Majority Voting for Directors.

Compensation

The Compensation and Corporate Governance Committee is comprised of the following independent directors, Noel Dunn, Chair, Ross A. Mitchell and John Smith. The Compensation and Corporate Governance Committee will review directors' compensation annually and make recommendations to the Board. In assessing directors' compensation, the Compensation and Corporate Governance Committee will review the compensation paid to directors of comparable companies. The Compensation Committee will also monitor, and make recommendations to the Board in respect of, the performance of senior management and recommend the approval of their compensation to the independent members of the Board. More detailed disclosure of board and executive compensation can be found in this Information Circular under the heading Executive Compensation and Director Compensation.

The Compensation and Corporate Governance Committee has the responsibility for evaluating our CEO's performance and setting the CEO's compensation level based on that performance and reviewing and approving on an annual basis the adequacy and form of compensation and benefits of all other executive officers and making recommendations to the Board in that regard. The Committee is also responsible for making recommendations to the Board with respect to our incentive compensation and equity-based plans and determining the recipients of, and nature and size of share compensation awards, bonuses and inducement grants. The President and CEO's function in relation to the Compensation and Corporate Governance Committee is to make specific recommendations on remuneration with supporting commentary on individual performance and industry standards.

Board Mandate

The mandate of our Board is to supervise the management of our business and affairs and in doing so to act honestly and in good faith with a view to our best interests and to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances. In accordance with its mandate, our Board will, among other things:

•	review and approve strategic plans prepared or updated by management on an annual basis and monitor annual programs in relation to strategic plans;

•	review and approve programs and budgets for each fiscal year and monitor progress of programs and budgets against approved objectives;

•	monitor the integrity of our financial statements;

•	monitor our compliance with legal and regulatory requirements;

•	monitor and evaluate the performance of management, establish compensation programs and succession planning and determine compensation of the CEO and senior management;

•	oversee management's implementation of environmental, community and health and safety policies and programs;

•	assist management in identifying our principal business risks; and

·	oversee management in implementing the required systems and policies to manage our business in accordance with all regulatory requirements and in the best interests of our shareholders.

The text of our Board mandate is attached hereto as Appendix A.

In order to assist the Board of Directors in carrying out its mandate, the Board of Directors has established two committees:

1.	Audit Committee, which carries out its functions in accordance with the Audit Committee Charter; and

2.	Compensation and Corporate Governance Committee, which carries out its functions in accordance with the Compensation and Corporate Governance Committee Charter.

Their mandates and memberships are outlined below. All committee charters are reassessed annually by each respective committee. All committee charters are posted on our website www.pretivm.com.

Audit Committee

The Audit Committee will meet with our CEO and CFO and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee will also recommend to the Board the auditors to be appointed, subject to shareholder approval. In addition, the Audit Committee will review and recommend to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities.

The Chair of the Audit Committee will be generally responsible for overseeing the Audit Committee in its responsibilities as outlined in the Audit Committee Charter. The Chair's duties and responsibilities will include presiding at each meeting of the Audit Committee, referring specific matters to the Board in the case of a deadlock on any matter or vote, receiving and responding to all requests for information from us or the independent auditors, leading the Audit Committee in discharging its tasks and reporting to the Board on the activities of the Audit Committee.

The Audit Committee is composed of Ross A. Mitchell, Chair, C. Noel Dunn and Tom S.Q. Yip, all of whom are independent and financially literate as such terms are defined in NI 52-110. Mr. Yip replaced Joseph J. Ovsenek on the Audit Committee in February 2011 following Mr. Ovsenek's appointment as our Vice President and Chief Development Officer. See “Directors and Officers”.

National Instrument 52-110 Audit Committees of the Canadian securities administrators requires our Audit Committee to meet certain requirements. It also requires us to disclose certain information regarding the Audit Committee. That information has been disclosed in our Annual Information Form for the fiscal year ended December 31, 2010, which has been filed on SEDAR (see “Additional Information” at the end of this Information Circular).

Compensation and Corporate Governance Committee

The main responsibilities of the Compensation and Corporate Governance Committee are to discharge the Board‟s responsibilities relating to compensation and benefits of our executive officers and directors and to assist the Board in fulfilling its responsibilities with respect to oversight of corporate governance matters. The Board has adopted a written Compensation and Corporate Governance Committee Charter which provides that the Compensation and Corporate Governance Committee is responsible for:

•	evaluating the CEO's performance and setting the CEO's compensation level based on that performance;

•	reviewing and approving on an annual basis the adequacy and form of compensation and benefits of all other executive officers and directors and making recommendations to the Board in that regard;

•
making recommendations to the Board with respect to our incentive compensation and equity-based plans and determining the recipients of, and nature and size of share compensation awards, bonuses and inducement grants;

•	developing and recommending to the Board corporate governance guidelines;

•
reviewing the performance of the Board, Board members, Board committees and management; and identifying individuals qualified to become Board and Board committee members and recommending such nominees to the Board for election or appointment.

Pursuant to the written Compensation and Corporate Governance Committee Charter, all members will need to have a working familiarity with corporate governance practices.

The Compensation and Corporate Governance Committee is composed of C. Noel Dunn, Chair, Ross Mitchell and John Smith, all of whom are independent directors. The CEO may not be present during the Compensation and Corporate Governance Committee‟s voting or deliberations.

The Compensation and Corporate Governance Committee reviews the compensation of the President and CEO and the senior officers on an annual basis. Detailed disclosure about Executive Compensation can be found in this Information Circular under the heading Executive Compensation.

Assessments

The Compensation and Corporate Governance Committee will regularly review the time required from non- executive directors to perform their functions and assesses whether they are satisfying those time requirements. It will receive comments from all directors as to the Board‟s performance, will be responsible for overseeing the execution of a process assessing the effectiveness of the Board and the Board committees as a whole, with particular reference to the Mandate of the Board and appropriate committee charters, where applicable. It will be required to report annually to the Board on such assessments.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of PricewaterhouseCoopers L L P, Chartered Accountants, as our auditor to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the directors.

The persons named in the enclosed Proxy will vote for the appointment of PricewaterhouseCoopers L L P, Chartered Accountants, of Vancouver, British Columbia, as our auditor to hold office until the next annual general meeting of the shareholders, at a remuneration to be fixed by the directors.

PricewaterhouseCoopers L L P, has served as our auditor since October 24, 2010.

ADDITIONAL INFORMATION

Additional information relating to us is on the SEDAR website at www.sedar.com under “Pretium Resources Inc.”

Financial information is provided in our comparative financial statements and MD&A for its most recently completed financial year copies of which were previously mailed to shareholders who requested them, and are filed and available on SEDAR. Shareholders may request copies of our financial statements and MD&A by contacting the Director, Investor Relations at 604-588-1784.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPENDIX A

PRETIUM RESOURCES INC.
MANDATE OF THE BOARD OF DIRECTORS

As Adopted by the Board of Directors on December 19, 2010

I.	ROLE AND RESPONSIBILITIES

1.
The Board of Directors (the “Board”) is responsible for the stewardship of Pretium Resources Inc.(the “Company”). This requires the Board to oversee the conduct of the business and supervise management, which is responsible for the day-to-day conduct of the business.

2.
The Board is responsible for the adoption of a strategic planning process and the approval and review, at least annually, in an all-day in person strategy session to review the Company's strategic business plan proposed by management, including a statement of the vision, mission and values, and to adopt such a plan with such changes as the Board deems appropriate. The plan and discussion which takes into account, among other things, the opportunities and risks of the business must be presented to the Board so as to provide enough time for management to resubmit and review the plan and incorporate a budget that takes into account the strategic objectives of the Company.

3.	The Board shall hold meetings on at least a quarterly basis.

4.	The Board shall review and measure corporate performance against strategic plans, senior management objectives, financial plans and quarterly budgets.

5.	The Board is responsible for the identification of the principal risks of the Company's business and overseeing the implementation of appropriate systems to manage these risks.

6.	The Board is responsible for succession planning, including appointing, training and monitoring senior management and, in particular, the CEO.

7.
The Board is responsible for satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and the other senior officers create a culture of integrity throughout the Company.

8.	The Board is responsible for the Company's communication policies, which:

(a)	address how the Company interacts with analysts, investors, other key stakeholders and the public;

(b)	contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure; and

(c)	are reviewed at least annually.

9.	The Board is responsible for the integrity of the Company's internal control and management information systems.

10.	The Board is responsible for acting in accordance with all applicable laws, the Company's Articles and the Company's Code of Business Conduct and Ethics.

11.
The Board and each individual director is responsible for acting in accordance with the obligations imposed by the Business Corporations Act (British Columbia). In exercising their powers and discharging their duties, each director shall:

(a)	act honestly and in good faith with a view to the best interests of the Company;

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

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(c)	exercise independent judgement regardless of the existence of relationships or interests which could interfere with the exercise of independent judgement; and

(d)	(i)
disclose to the Company, in writing or by having it entered in the minutes of   meetings of directors, the nature and extent of any interest that the director has in a material contract or material transaction, whether made or proposed, with the Company if the director is a party to the contract or transaction, is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and

(ii)
such director shall refrain from voting on any resolution to approve such contract or transaction unless it relates to the directors' remuneration in that capacity, is for the directors' indemnity or insurance or is a contract or transaction with an affiliate.

(e)	Demonstrate a willingness to listen as well as to communicate their opinions, openly and in a respectful manner.

12.
The Board and each individual director is responsible for making all reasonable efforts to attend meetings of the Board as required, and to review in advance all meeting materials distributed in connection therewith.

13.
The Board has the authority to appoint a managing director or to establish committees and appoint directors to act as managing director or to be members of these committees. The Board may not delegate to such managing director or committees the power to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)	issue securities, except as authorized by the directors;

(d)	issue shares of a series, except as authorized by the directors;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Company;

(g)
pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(h)	approve a management proxy circular, take-over bid circular or directors' circular;

(i)	approve financial statements to be put before an annual meeting of shareholders; and

(j)	adopt, amend or repeal bylaws.

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14.
The matters to be delegated to committees of the Board and the constitution of such committees are to be assessed annually or more frequently, as circumstances require. From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board. The following are the current committees of the Board:

(a)
the Audit Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and stock exchange rules. The role of the Audit Committee is to provide oversight of the Company's financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies.

(b)
the Corporate Governance and Compensation Committee, consisting of not less than three directors, each of whom must be an “unrelated” or “independent” director under applicable securities laws and stock exchange rules. The role of the Corporate Governance and Compensation Committee is to:

(i)	develop and monitor the effectiveness of the Company's system of corporate governance;

(ii)	establish procedures for the identification of new nominees to the Board and lead the candidate selection process;

(iii)	develop and implement orientation procedures for new directors;

(iv)	assess the effectiveness of directors, the Board and the various committees of the Board;

(v)	ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and

(vi)	assist the Board in setting the objectives for the CEO and evaluating CEO performance.

(vii)	establish a remuneration and benefits plan for directors, senior management and other key employees;

(viii)	review the adequacy and form of compensation of directors and senior management;

(ix)	establish a plan of succession;

(x)	undertake the performance evaluation of the CEO in consultation with the Chair of the Board, if not the CEO; and

(xi)	make recommendations to the Board.

II.	COMPOSITION

1.	From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that the size facilitates effective decision-making.

2.
The Board shall be composed of a majority of directors who qualify as “unrelated” or “independent” directors under applicable securities laws and applicable stock exchange rules. The determination of whether an individual director is “unrelated” or “independent” is the responsibility of the Board.

3.
If at any time the Company has a shareholder with the ability to exercise a majority of the votes for the election of the Board (a “Significant Shareholder”), the Board will include a number of directors who do not have interests in or relationships with either the Company or such Significant Shareholder and who fairly reflects the investment in the Company by shareholders other than such Significant Shareholder.

4.	The Board should, as a whole, have the following competencies and skills:

(a)	knowledge of the mining industry;

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(b)	knowledge of current corporate governance standards;

(c)	technical and market knowledge sufficient to understand the challenges and risks associated with the development of the Company; and

(d)	financial and accounting expertise.

III.	PROCEDURES TO ENSURE EFFECTIVE OPERATION

1.	The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board.

2.
If the Chair of the Board is not a member of management, the Chair shall be responsible for overseeing that the Board discharges its responsibilities. If the Chair is a member of management, responsibility for overseeing that the Board discharges its responsibility shall be assigned to a nonmanagement director.

3.	The Board has complete access to the Company‟s management. The Board shall require timely and accurate reporting from management and shall regularly review the quality of management‟s reports.

4.
An individual director may engage an external adviser at the expense of the Company in appropriate circumstances. Such engagement is subject to the approval of the Corporate Governance and Nominating Committee.

5.	The Board shall provide an orientation and education program for new recruits to the Board as well as continuing education on topics relevant to all directors.

6.	The Board shall institute procedures for receiving shareholder feedback.

7.	The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.

8.	The non-management directors shall meet at least twice yearly without any member of management being present.

9.	The Board sets appropriate limits on management‟s authority. Accordingly, the following decisions require the approval of the Board:

(a)	the approval of the annual and quarterly (unless delegated to the Audit Committee) financial statements;

(b)	the approval of the annual budget;

(c)	any equity or debt financing, other than debt incurred in the ordinary course of business such as trade payables;

(d)	entering into any license, strategic alliance, partnership or other agreement outside the ordinary course of business;

(e)	the acquisition and assignment of material assets (including intellectual property and fixed assets) outside of the ordinary course of business;

(f)	the creation of subsidiaries;

(g)	the creation of new Company bank accounts;

(h)	payment of dividends;

(i)	proxy solicitation material;

(j)	projected issuances of securities from treasury by the Company as well as any projected redemption of such securities;

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(k)	any material change to the business of the Company;

(l)	the appointment of members on any committee of the Board;

(m)	capital expenditures in excess of CAD$500,000 outside of the annual budget;

(n)	entering into any professional engagements where the fee is likely to exceed CAD$500,000 outside of the annual budget.

(o)	entering into any arrangements with banks or other financial institutions relative to borrowing (either on a term or revolving basis) of amounts in excess of CAD$500,000 outside the annual budget;

(p)	entering into any guarantee or other arrangement such that the Company is contingently bound financially or otherwise in excess of CAD$250,000 other than product guarantees outside the annual budget;

(q)	the appointment or discharge of any senior officer of the Company;

(r)	entering into employment contracts with any senior officers; and

(s)	initiating or defending any law suits or other legal actions.

10.
The Board, together with the CEO and with the assistance of the Corporate Governance and Compensation Committee, shall develop position descriptions for the CEO. The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objectives.

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